

<u>MAIL STOP 3561</u>

April 3, 2009

Mr. Jonathan Couchman
Chief Executive Officer
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

   Re: Footstar, Inc.
     Amendment No 1 to Schedule 14A
     File No. 001-11681
     Filed April 1, 2009

Dear Mr. Couchman:

  We have completed our review of your filing and have no further comments at this time.

          Sincerely,

          John Reynolds
          Assistant Director

Cc: Christopher Bartoli
Fax: (312) 861-2899